

October 12, 2010

Mr. Stanton Nelson
Chief Executive Officer
Graymark Healthcare, Inc.
210 Park Avenue, Ste. 1350
Oklahoma City, Oklahoma 73102

Re: Graymark Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-34171

Dear Mr. Nelson:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                            Sincerely,

                            Melissa Rocha
                            Accounting Branch Chief